CONSENT

TO: Fronteer Gold Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Quebec Securities Commission
United States Securities and Exchange Commission
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to technical report entitled "Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008" dated July 28, 2008 and Amended August 8, 2008 which the undersigned has prepared with Chris Lee, P. Geo; and the technical report entitled "Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA" dated November 1, 2007 which the undersigned has prepared with Michael M. Gustin, R.P. Geo., of MDA and George Lanier (the **"Technical Reports").** The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 25, 2011(the "**AIF**") and the Form 40-F of the Corporation dated March 25, 2011(the "**Form 40-F**").

The undersigned further confirms that the undersigned has read the AIF and Form 40-F and that they each fairly and accurately represent the information in the Technical Reports for which the undersigned was responsible for preparing or supervising.

DATED this 28th day of March, 2011

Per: [signature]
Jim Ashton, P. Eng.